Exhibit 99.1

Luxoft Holding Announces a Proposed Reorganization of its Majority Shareholder, IBS Group Holding, Involving an Exchange of a Portion of IBS Group’s Share Capital for a Portion of its Shares in Luxoft

•                  Conference Call with management of IBS Group will be held on July 17th at 8 A.M. EST

NEW YORK — July 15, 2014 (BUSINESS WIRE) — Luxoft Holding, Inc (NYSE: LXFT), a leading provider of software development services and innovative IT solutions to a global client base, today announced that IBS Group Holding Limited (“IBS Group”), the controlling shareholder of Luxoft Holding, Inc (“Luxoft” or the “Company”) announced its intent to propose a reorganization of IBS Group via an exchange of shares and Global Depository Receipts (“GDRs”) in IBS Group for shares of Luxoft through a scheme of arrangement (the “Scheme”).  According to IBS Group’s announcement, pursuant to the proposed Scheme, global depositary receipts of IBS Group and issued and outstanding shares of IBS Group, other than the shares held by BXA Investments Ltd (“BXA”) and Croyton Limited (“Croyton”), (together, the “Scheme Securities”) will be cancelled and class B shares of the Company will be transferred to the holders of the Scheme Securities in consideration for the cancellation of the Scheme Securities.  Such class B shares will convert to class A shares of the Company and each holder of the Scheme Securities would receive 0.9 of the Company’s class A shares in exchange for each share of the Scheme Securities they hold as of the Scheme record time.

The terms and conditions of the Scheme are subject to approval by the Isle of Man High Court at a hearing upon the fairness of the terms and conditions of the Scheme, approval at a court-convened meeting of the holders of IBS Group’s issued and outstanding shares, other than the shares of BXA and Croyton, and approval at an extraordinary general meeting of IBS Group. If the Scheme is sanctioned by the Isle of Man High Court of Justice and the other conditions to the Scheme are satisfied or waived, the Scheme is expected to become effective in late September 2014.  Following the completion of the Scheme, IBS Group will remain the controlling shareholder of the Company.

According to IBS Group, it currently has 22,610,244 shares issued and outstanding, 8,550,082 of which are GDRs held by minority shareholders, representing a 37.8% free float of IBS Group.  Luxoft Holding currently has 32,851,345 shares issued and outstanding, of which 22,540,155 shares, or 68.6%, owned by IBS Group, and 8,779,356 shares, or 26.7%, represent free float of the Company.

Conference Call Information:

IBS Group Holding will host a conference call on July 17, 2014 at 8:00 a.m. EST to discuss proposed reorganization. To access the conference call, please dial 877-407-8293 (for U.S. callers) or 201-689-8349 (for international callers).  An archived recording of the conference call will be available for a limited time by dialing one of the following numbers: 877-660-6853 (for U.S. callers) or 201-612-7415 (for international callers) and entering the conference ID#113587044. The replay will be available from two hours as of the end of the call and up to 11:59 p.m. EST on July 24, 2014. The replay details will also be available at Luxoft’s Investor Relations section during the same time period.

About Luxoft

Luxoft Holding, Inc (NYSE: LXFT US) is a leading provider of software development services and innovative IT solutions to a global client base consisting primarily of large multinational corporations. Luxoft’s software development services consist of core and mission critical custom software development and support, product engineering and testing, and technology consulting. Luxoft’s solutions are based on its proprietary products and platforms that directly impact its clients’ business outcomes and efficiently deliver continuous innovation. The Company develops its solutions and delivers its services from 16 dedicated delivery centers worldwide. It has over 7,500 employees across 21 offices in 13 countries in North America, Western and Eastern Europe, and Asia Pacific. Luxoft is incorporated in Tortola, British Virgin Islands, has an operating headquarters office in Zug, Switzerland and is listed on the New York Stock Exchange. For more information, please visit http://www.luxoft.com.

Forward-Looking Statements

In addition to historical information, this release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements include information about possible or assumed future results of our business and financial condition, as well as the results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. These statements include, but are not limited to, statements regarding: our anticipated joint venture with one of our clients; IBS Group Holding Limited and its subsidiaries consideration of further divesting all or a portion of its ownership interest in us; and our continued financial relationship with IBS Group Holding limited and its subsidiaries including expectations for the provision and purchase of services and purchase and lease of equipment; and other factors discussed under the heading “Risk Factors” in our annual report on Form 20-F for the year ended March 31, 2014 and other documents filed with the Securities and Exchange Commission. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this press release whether as a result of new information, future events or otherwise.

Contacts:

Luxoft Holding, Inc
Alina V. Plaia, +1 212-964-9900 ext. 2404
Vice-President, Global Communications
IR@luxoft.com